

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 10, 2016

George H. Kirby
Chief Executive Officer
Ocean Power Technologies, Inc.
1590 Reed Road
Pennington, New Jersey 08534

> **Re:** **Ocean Power Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 12, 2016**
> **File No. 333-209517**

Dear Mr. Kirby:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement

Prospectus Cover Page

1. Please revise to clarify that H.C. Wainwright & Co., LLC "is," rather than "may be deemed" an underwriter, as defined in Section 2(a)(11) of the Securities Act of 1933, as amended, considering you may sell shares to Wainwright as principal.

Incorporation of Certain Information by Reference, page 31

2. Please revise your incorporation by reference section to expressly incorporate by reference the Form 8-Ks filed on March 9, 2016 and March 10, 2016.

George H. Kirby
Ocean Power Technologies, Inc.
March 10, 2016
Page 2

<u>Plan of Distribution, page S-14</u>

3. We note that you have included generic disclosure regarding the plan of distribution of the securities covered by this prospectus supplement, including that you intend sales under the prospectus to be made "by any method permitted by law deemed to be an 'at the market offering' as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on or through The NASDAQ Capital Market, the existing trading market for [y]our common stock, on any other existing trading market for our common stock, or sales made to or through a market maker other than on an exchange, at market prices prevailing at the time of sale or at prices related to such prevailing market prices or in privately negotiated transactions..." Rule 415 under the Securities Act defines an "at the market offering" as an "offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price." It does not appear that certain of the identified potential sales methods, including "sales made to or through a market maker other than on an exchange, at market prices prevailing at the time of sale or at prices related to such prevailing market prices or in privately negotiated transactions," satisfy the "at the market offering" definition under Rule 415. Please revise your disclosure here and elsewhere in your prospectus supplement to accurately specify, based on Rule 415, what methods you are using to conduct an "at the market offering," and distinguish such methods from any other potential plans of distribution.

4. We note that under the prospectus supplement, "at the market" offerings will be conducted from time to time when you deliver notice to Wainwright "specifying the number of shares to be sold and such other matters as may be agreed upon" between you and Wainwright. In addition, we note that securities will be sold through the prospectus supplement using other plans of distribution, including Wainwright acquiring securities as principal. As each such offering, whether an "at the market offering" as defined in Rule 415 or an offering pursuant to another plan of distribution, represents a separate takedown from the registration statement, in order to comply with Rule 430B under the Securities Act, a Rule 424 prospectus supplement must be filed in connection with each takedown. Each prospectus supplement must provide the information omitted in reliance on Rule 430B, including the number of shares sold or to be sold, the specific plan of distribution, identification of any underwriter and other disclosures omitted in reliance on Rule 430B. Please disclose when you expect to file a prospectus supplement that reflects each such takedown, as required by Rules 430B and 424. In that regard, please confirm that the one-third of the aggregate market value limitation in General Instruction I.B.6. will be measured immediately prior to each such takedown.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products